News Release	No. 08-148 January 22, 2008

Western Bushveld Joint Venture Update

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group Metals”) announces a progress update on its Western Bushveld Joint Venture (“WBJV”) platinum projects in South Africa.

Refinements to the mine design have been recommended January 18, 2007 by the combined Project 1 engineering team consisting of Turnberry Projects and Wardrop Engineering which improves the prefeasibility study in the following areas:

1.	Increasing early ore production rates
2.	Optimizing capital requirements
3.	Deferring capital expenditures
4.	Reducing electrical consumption in the years 2010 to 2012 and over the life of the project.

“Major mine development in South Africa is facing increased risks of a shortage of available grid power in the next five years” said R. Michael Jones, President of Platinum Group Metals Ltd. “However, the current mine design provides a significant strategic advantage and our engineering team is working to optimize the proposed design and respond to concerns regarding power supply. We have shallow resources that can be accessed quickly with lower capital costs and reduced electrical demands when compared to deep ounces”.

Project Timetable
The feasibility study work will continue to calendar Q2 2008 and the milestone for initial production, with appropriate permits is maintained at 2010.

The commencement of the public consultation process for the mining permits applications for the WBJV Project 1 has been agreed by the partners Platinum Group Metals Ltd, Wesizwe Platinum (WES-JSE) and Anglo Platinum (AMS-JSE). The feasibility and engineering work to optimize the project will continue during the consultation process and take into account the public interaction to achieve the best value project for all of the stakeholders including the WBJV partners, the local community and local and state government interests.

Increasing Early Production
A focus of the continued engineering work will be on maximizing early production utilizing decline ramp access and mechanized equipment. The target production rate of approximately 250,000 ounces of 4E (platinum, palladium, rhodium and gold) as set out in the pre-feasibility study remains a steady state target for the feasibility work and the decline development will target this rate.

Optimizing Capital Requirements
The current focus of the feasibility work is to reduce the time to steady state production with less capital compared to the initial vertical shaft option in the pre-feasibility study. Vertical shaft costs have increased along with many other costs in the mining industry and declines with a modified development plan may offer an opportunity to reduce initial capital.

Deferring Capital Expenditures
A vertical shaft is part of the current mine plan but this expenditure may be able to be deferred in the current study.

Reduction of Electrical Power Requirements
In planning meetings with South African power utility Eskom the utility indicated that an allocation of 2MW for project construction was possible. Potential for decreased grid electrical power availability from Eskom for new projects up to 2012 has put an increased strategic focus on maximizing the value of shallow platinum ounces which require relatively less power than deeper mines, and minimizing power requirements for the WBJV Project 1 start up. Diesel power generation in early years is being considered to maintain the project schedule, with potentially increased capital and operating cost. Current estimates indicate that diesel electrical generation to compensate for possible shortfalls from Eskom should be planned at moderate levels in 2011 and increasing as full electrical power is needed in late 2012.

The near surface, WBJV Project 1 decline accessible ounces of platinum group metals that can be produced without the electrical demands of hoisting, deep ventilation or refrigeration should have a strategic competitive advantage. The capital and operating costs associated with parallel or standby diesel generating capacity will be fully considered as part of the bankable feasibility study. Should Eskom be able to supply additional power during this period the need for diesel generation may be reduced or eliminated.

Any cost increases would only be relevant during the period grid power was not available. Merensky tonnages for WBJV Project 1 available for mining are not impacted by current estimates of the temporary increase in cut-off grade and there is no loss of resource tonnage. The UG-2 mine plan is not impacted provided grid power is available by late 2012.

Any potential changes in the power availability forecasts and the development plans across the platinum industry will be closely monitored by the Company as it considers its strategic alternatives as operator of the WBJV.

Cautionary Note to U.S. Investors:The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Measured,” “Indicated,” and “Inferred,” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30306, which may be secured from us, or from the SEC’s website at: http://sec.gov/edgar.shtmlThis press release refers to an adjacent property and mineralization on an adjacent property does not provide any indication of the potential on the Company’s properties.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Power availability is a risk to the project plans.

Qualified Person, Quality Assurance and Control and Data Verification
R. Michael Jones, P.Eng is the non-independent qualified person for the technical summary information in this press release. Resources quoted or referenced in this press release rely on the independent qualified persons disclosed with the respective estimates and reports on file on www.sedar.com. The data presented here has been verified to a satisfactory level by the qualified person by personal review of the materials and the credentials and experience of the professionals as independent qualified persons generating the data. The independent qualified engineering firms mentioned in the press release have been provided a copy of the draft press release for comment as a verification process.  Production target scales and other planning data have considerable risk and reference is made to risk factors and other qualifications in this press release and in the reports currently filed on SEDAR.

About Platinum Group Metals Ltd.
Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and is focused on the development of platinum operations. It holds significant mineral rights in the Northern and Western Bushveld Igneous Complex of South Africa.

Platinum Group is also a significant mineral rights holder in the area surrounding Canada’s only primary platinum and palladium mine near Thunder Bay, Ontario Canada.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

President and Director
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For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450 www.platinumgroupmetals.net	Larry Roth Roth Investor Relations, NJ Tel: (732) 792-2200

The TSX Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, without limitation, statements regarding the timing of future activities by the Company, future anticipated exploration and development programs, the review of technical information, the discovery and delineation of mineral deposit and resources, business plans, potential mining scenarios, business trends and future operating factors. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment;  no firm quotes for costs have been received;  the legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa; the potential capital cost of the project is beyond the current means of the Company and there can be no assurance that financing for further work will be available. There are significant risks with respect to grade estimation, metallurgical recovery and mining plans that may result in over estimation or failure to meet targets. Availability of grid electrical power is completely outside the company control. Any estimates, plans or studies prepared by or on behalf of other companies with respect to the project have not been prepared or reviewed by the Company or the Company’s QPs and such disclosure can’t and should not be in any way be attributed to the Company or the Company’s QPs, independent or non-independent. Any reference to Project 2 does not imply that this is a stand alone area for any potential mine plan. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.